FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 12, 2006

Commission File Number     001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not r equired to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Company’s announcement of the record date for stock and cash dividends”, dated July 12, 2006.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: July 12, 2006	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
July 12, 2006
English Language Summary

Subject:	The Company’s announcement of the record date for stock and cash dividends

Regulation:	Published pursuant to Article 273-2 of the Company’s Law of the Republic of China.

Date of announcement: 2006/07/12

Content:

1.	It is approved by the Shareholders’ Meeting held on June 15, 2006 that a total of NT$2,635,214,550 (representing 263,521,455 shares with par value of NT$ 10 per share) from the retained earnings be capitalized, of which 174,916,414 shares to be allocated as shareholder dividend and 88,605,041 shares as employee profit sharing.

2.	The stock dividend distribution will be based on the list of shareholders registered as of the local record date of stock dividend. Each shareholder will be entitled to receive 30 shares for every 1,000 common shares held.

3.	In addition to the above-mentioned stock dividend, each shareholder will be entitled to receive cash dividend of NT$300 for every 1,000 common shares as approved by the Shareholders’ Meeting. The local record date for above-mentioned stock and cash dividends is set to be August 7, 2006 as per the resolution of Board of Directors’ Meeting held on July 12, 2006. Pursuant to Article 165 of the Company’s Law, the blocking period for local share transfer is from August 3, 2006 to August 7, 2006. The local ex-dividend date is August 1, 2006.

4.	The total capital stock will amount to NT$60,940,685,870 representing 6,094,068,587 shares with par value of NT$10 per share, after this capitalization plan.